Proposed Acquisition of DARA BioSciences
4
June 2015
Analyst
and
investor
call:
10:30am
GMT
on
4
June
2015
To participate in the conference call, please use the following dial-in:
Tel: +44 1452 555 566
Conference ID: 59779124
Replay details available upon request by emailing midatech@consilium-comms.com
Filed by Midatech Pharma PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: DARA BioSciences, Inc.
Commission File No.: 000-23776
th

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Any
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In
particular,
this
presentation
does
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constitute
an
offer
for
sale
of,
or
a
solicitation
to
purchase
or
subscribe
for,
any
securities
of
Midatech
Pharma
PLC
in
the
United
States.
There
will
be
no
public
offering
of
the
securities
in
the
United
States.
Investors
should
not
make
any
investment
decision
regarding
any
transferable
securities
to
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except
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information
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presentation
to
be
published
in
due
course
in
connection
with
the
proposed
transaction.
IMPORTANT NOTICE
2|

3|
Disclaimer
Certain statements in this presentation may constitute “forward-looking statements” within the meaning of legislation in the United
Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the expected completion of the acquisition, any expected free cash flow generation, any expected NASDAQ listing, any market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with the acquisition and other statements that are not historical fact. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expect,”
“intend,” “plan,” “seek,” “anticipate,” “believe,” “potential,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control and that could materially affect actual results, the acquisition, levels of activity, performance, or achievements.
Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to how DARA stockholders may vote in respect to the merger proposal, the possibility that competing offers may be made, the possibility that various closing conditions for the Acquisition may not be satisfied or waived, operational challenges in achieving strategic objectives and executing plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry. The risks included are not exhaustive.
Reference should be made to those documents that Midatech and DARA shall file from time to time or announcements that may be made by Midatech and/or DARA, in the case of Midatech, in accordance with the London Stock Exchange AIM Rules for Companies (“AIM
Rules”) and the Disclosure and Transparency Rules (“DTRs”) and in the case of DARA the US Securities and Exchange Commission (“SEC”),
including the section titled “Risk Factors” of DARA’s most recent Annual Report filed on Form 10-K and Quarterly Reports on Form 10-Q.
This is in addition to the proxy statement/prospectus to be filed by Midatech and DARA, which shall contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech or DARA are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the UK or the US, Midatech and DARA do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

4|
Recap on Midatech
Gold nanoparticles
and microspheres
for drug delivery
Key focus
on oncology
Strong cash
position and
reliable revenue
Strong pipeline
nearing commercial
viability
Top-tier
pharma
partners
Sector-leading
manufacturing
facility
Organic,
acquisitive
growth strategy
Management
with proven
value creation
Au

MonoSol Rx®
PharmFilm Technology

DANA-FARBER
CANCER INSTITUTE

Q Chip

DARA BiOSciences

Midatech intends to generate value from its nanoparticle technology
New patented medicines created using its platforms to enhance well known therapeutics
Midatech
business model has 3 components:
5|
Emerging specialty pharma company
RAPID GROWTH STRATEGY AND COMMERCIAL BUILD-OUT
Diabetes / Oncology / Neuroscience
(Including Eye disease)
Partner Products
Selected contracted partners
Alongside two top 10 and two
specialty pharma companies

Own Products
Orphan Oncology
Key collaborative partner

Acquisitions

Late stage strategic synergistic
and complementary assets
*Proposed

THERAPEUTIC
AREA
COLLABORATOR
PROGRAMME
PROJECT
CURRENTLY
REVENUE
EARNING
MARKET
SIZE**
Endocrinology
MonoSol
Rx
MonoSol
Rx
Top

US
Pharma*
Multiple
/
EU
Funded
Funded in-house
MidaSol
JV
MidaSol
JV
MidaSol
JV
FP7
Carcinoid
Syndrome
Transbuccal
Insulin
Transbuccal
GLP1
Transbuccal
Insulin
Diabetes Vaccine
Q-Octreotide
No (50:50 JV)
No (50:50 JV)
Yes
Yes
No
>$20bn
>$6bn
>$2bn
n/a
>$2bn
Oncology
Dana-Farber
Cancer
Institute
European
Specialty
Pharma*
Open
University
Dana-Farber
Cancer
Institute
Orphan
Orphan
Skin
/
Lung
Orphan
Glioblastoma
Liver Cancer
Squamous Cell Cancers
Liver / Pancreatic Cancer
No
Yes
No
No
>$500m
>$500m
>$2bn
>$500m
Neuro  /
Ophthalmology
Funded in-house
Top
Ophthalmology
Pharma*
Ophthalmology
Biotech*
Open
University
Eye
disease
Eye
disease
Eye
disease
BBB
Uveitis (OpsiSporin)
Controlled Release
Controlled Release
Brain delivery of Cytokines
No
Yes
Yes
No
$640m
n/a
n/a
n/a
Other
Biotech
arm
of
Top

Pharma*
Eurostars
Consortium
Various
Dermatology
Peptides
Psoriasis
Yes
Yes
n/a
>$500m
Existing therapeutic areas & key collaborators
Leading
Insulins
are
Lantus
$6bn,
NovoRapid
$3bn,
Humalog
$2.6bn
(sales
2013)
*    Undisclosed
**
Market
sizes
are management estimates derived from Global
Data and other sources
6|

Endocrinology
Research
Preclinical
Phase I
Phase II
Markets
Midaform®
Insulin
>
$ 20bn
Q-Octreo
> $ 2bn
Cancer
Glioblastoma
> $ 500m
Liver
> $ 500m
CNS/Ocular
OpsiSporin
$ 640m
7|
Existing internal pipeline
•
Five partnerships with blue chip pharma & specialty pharma in diabetes, cancer & ophthalmology
•
Licensing revenue opportunities from 2015/6

•
Proposed conditional acquisition
agreement with DARA BioSciences, Inc. (NASDAQ: DARA)
•
Oncology supportive care pharmaceutical company
•
Subject to certain adjustments, Midatech will issue approximately 5.4 million ordinary shares in exchange for the outstanding shares of DARA, for an implied valuation of $1.20 per DARA share or approximately US$24.0 million (£15.8 million) in equity value
•
Initial Exchange Ratio of 0.272 Midatech shares for each DARA share
•
Exchange ratio will be fixed at 0.272 subject to an implied acquisition price range of $1.08 to
$1.32 per DARA share and will be adjusted for movements outside this range, subject to a maximum exchange ratio of 0.306 and a minimum of 0.249
•
To be settled in a proportionate number of ADRs, expected to be admitted to trading on
NASDAQ
•
At the initial exchange ratio, DARA stockholders are expected to own approximately 16% of
Midatech after the closing of the transaction
•
Additional contingent value rights (“CVR”) representing potential conditional payments, for a maximum cash consideration of US$5.7 million (£3.8 million)
•
To be paid in the event that certain sales milestones with respect to DARA’s products
Gelclair® and Oravig® are met
•
Due in 2017 and 2018 upon attainment of the defined sales thresholds in 2016 and 2017, respectively
8|
DARA acquisition enhances Midatech equity story

DARA BiOSciences INC

gelclair®

soltamox®

Ferralet® 90

once-daily ORAVIG

miconazole buccal tablets 50 mg

aquoral®

DARA BioSciences
9|
Marketed Products
US Coverage
•
DARA is a specialty pharma focused on oncology treatment and supportive care products
•
Oncology supportive care portfolio of 5 products
•
Phase 2 Orphan designated NCE for CCIPN / multiple myeloma
•
Headquarters in Raleigh, NC; US salesforce of approx. 20
•
2014 revenues of $1.9 million
•
Gelclair® launched Q4 2013
•
Oravig®
recently
in-licensed
from
Onxeo
–
Q4
2015
launch
planned
•
Cash balance of $9.9 million as of March 31, 2015
•
Public company, quoted on Nasdaq
•
Research coverage: HC Wainwright, Ladenburg Thalmann

•
Excellent
strategic
fit
–
strengthens
Midatech’s
franchise
in
oncology
•
Immediate access to revenue generating product portfolio in cancer supportive care
•
Provides commercial platform in US
•
Will enable Midatech
to launch its self-developed products, including Q-Octreo,
in the largest & most profitable pharmaceutical market
•
Immediately accretive to top line
•
Cost synergies of $0.5 million identified
•
Acquisition expected to generate positive cash flows from early 2018 bringing forward the Group breakeven point
•
Further diversifies the business and accelerates the transition towards a leading specialty pharma company
•
Multiple growth catalysts
10|
Highlights of the acquisition

•
International diversification into US adding differentiated and attractive portfolio of oncology supportive care products, including:
•
Gelclair®, an oral gel indicated for the management and relief of pain due to oral mucositis during cancer treatment;
•
Oravig®, an orally-dissolving buccal tablet approved for oral thrush due for launch in Q4
2015;
•
Soltamox®, the only liquid form of tamoxifen, is indicated for the treatment of metastatic breast cancer; and
•
Co-marketed products with Mission Pharmacal: Ferralet® 90 (for anaemia), and Aquoral®
(for chemotherapy/radiation therapy-induced dry mouth)
•
Lays groundwork for future opportunities, including potential U.S. launch of
Midatech’s existing pipeline products
•
e.g. Q-Octreo
for carcinoid syndrome/acromegaly
11|
Strategic rationale – products and salesforce

•
DARA brings access to new products in
oncology for potential fast growth and
commercial footprint in US
•
Delivering in-line with strategy as set out at
time of IPO to ensure rapid growth and value
creation
•
Leading platform technologies
•
GNP’s small size and capability of targeting e.g.
tumour cells
•
Q Sphera
platform
produces
monodisperse
microparticles
•
On-track execution of three-pronged strategy
•
Driving revenue growth
•
Developing clinical portfolio
•
Seeking attractive acquisition targets
•
Midatech Pharma is an emerging specialty
pharma company
12|
Summary
Top –
Representation of a gold nanoparticle
Main –
Photograph of section through needle showing microspheres

13|
Additional Information and Where to Find It
In connection with the proposed transaction, Midatech will file with the SEC a Registration Statement on Form F-4, which will include the proxy statement of DARA and that also constitutes a prospectus of Midatech under SEC filing rules (the “proxy statement/prospectus”). INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT MIDATECH, DARA AND THE ACQUISITION.
This announcement has been prepared in accordance with English law, the AIM Rules and the DTRs and accordingly information disclosed in this announcement may not be the same as that which would have been prepared in accordance with the laws of any jurisdiction outside of the United Kingdom.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Participants in the Solicitation
Midatech, DARA and their respective executive officers and directors may be deemed to be participating in the solicitation of proxies from DARA security holders in connection with the transactions contemplated by the proposed proxy statement/prospectus
Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of security holders of DARA in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding DARA’s directors and executive officers is contained in DARA’s Annual Report on Form 10-K for the year ended December 31, 2014  which is filed with the SEC and may be obtained free of charge.

Thank you